UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Gold Royalty Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

38071H106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Rick Werner, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

(212) 659-4974

CUSIP No. 38071H106

1.	Names of Reporting Persons. GoldMining Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.9% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 133,927,501 common shares (the “Common Shares”) of Gold Royalty Corp. (the “Issuer”) outstanding as of December 22, 2021, as disclosed in the Form F-4 filed on January 11, 2022 by the Issuer with the U.S. Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer

Gold Royalty Corp.

(b)	Address of Issuer’s Principal Executive Offices

1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 2Y3

Item 2.

(a)	Name of Person Filing

GoldMining Inc.

(b)	Address of Principal Business Office or, if none, Residence

1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 2Y3

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Shares, without par value

(e)	CUSIP Number

38071H106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

GoldMining Inc.

By:	/s/ Pat Obara
Name:	Pat Obara
Title:	Chief Financial Officer